2200 Ross Avenue, Suite 2200
Dallas, Texas 75201-6776
Telephone: 214-740-8000
Fax: 214-740-8800
www.lockelord.com

Kenneth L. Betts
Direct Telephone: 214-740-8696
Direct Fax: 214-756-8696
kbetts@lockelord.com
September 28, 2011
Via Facsimile
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Opportunity REIT, Inc. File No. 333-173048
Dear Mr. Kluck:
     Set forth below is the response of Plymouth Opportunity REIT, Inc. (the “Company”) to an additional comment from the Commission received from you by telephone on Tuesday, September 27, 2011. To expedite your review, we have attached hereto the changed pages to Amendment No. 4, marked to show the changes made in response to the Commission’s comment. We understand that the Commission may have additional comments after reviewing the changed pages and the response set forth below.
     For your convenience, the Commission’s comment has been repeated herein in bold font, with the Company’s response immediately following each of the Commission’s comments.
Sub-Advisors
1.	Please revise the disclosure regarding the experience of the individuals named under the Haley Group to state what their job functions are with the Haley Group.

In response to the Staff’s comment, we have revised the disclosure on pages 79-80 of the prospectus under the caption “Sub-Advisors” to add the requested disclosure.

Sincerely,

/s/ Kenneth L. Betts Kenneth L. Betts

September 28, 2011

cc:	Stacie Gorman Jeffrey E. Witherell Bryan L. Goolsby, Esq.